UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Partners LLC (the “Company”), dated February 12, 2018, providing information relating to an amendment to the Company’s Term Loan B credit facility attached hereto as Exhibit 10.1. The amendment to the Term Loan B credit facility is binding on the lenders under the Term Loan B credit facility (subject to certain conditions subsequent). It will not be effective with respect to the Company until certain conditions precedent set forth in the attached press release have been satisfied.

ITEM 2.	EXHIBITS|

Exhibit Number	Description

10.1	Consent & Amendment No. 1, dated as of February 12, 2018, relating to the Term Loan B Credit Agreement, originally dated as of February 21, 2014 and amended and restated on June 26, 2014, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, as borrowers, and the other Loan Parties signatory thereto, the Consenting Lenders party thereto and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent.

99.1	Press release dated February 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC
Date: February 13, 2018

	By:	/s/ Mark Morris
Name: Mark Morris Title: Chief Executive Officer